SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2010

OPTIBASE LTD
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Introduces New Features for EZ TV Enterprise Video Delivery and
Asset Management Solution at NAB 2010

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-
122128;333-137644;333-139688) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Amir Philips
Chief Financial Officer

Date: April 8, 2010

Media Relations Contact:
Talia Rimon, Director of Corporate
Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
 mcsaby@kcsa.com

Optibase Introduces New Features for EZ TV Enterprise Video Delivery and Asset Management Solution at NAB 2010

Mountain View, California, April 8, 2010 - Optibase (NASDAQ:OBAS), a leading provider of advanced video solutions, today announced that it will present the latest features of the EZ TV enterprise video delivery system at the NAB show on April 12-15 in Las Vegas at Booth SL3329.

The award-winning EZ TV System empowers organizations to deliver customized lineups of live, on-demand and recorded video over their IP networks, to every PC and TV throughout the organization. Its comprehensive asset management interface provides full control of all video assets including ancillary data. The system also supports management of user groups and access privileges for up to 5000 concurrent users.

The added Network Digital Video Recorder (NDVR) capabilities enable end-users to record live HD/SD streams. The advanced recording engine optimizes storage space and eliminates data redundancy by automatically detecting duplicate record requests. Administrators can schedule recording in advance or set up cyclic recording sessions. Recorded assets are available for on-demand playback by users at any time, even while being recorded. The latest EZ TV version also offers VOD playback on STBs, including trick-modes such as fast-forward, rewind and pause.

With powerful features such as user-selected mosaic views of 1, 4, 9 or 16 concurrent video feeds, de-interlacing engine for smooth viewing of high motion content, closed captioning and support for multiple audio tracks, EZ TV Player packs professional grade decoding capabilities in thin client architecture.

Optibase is the leading provider of H.264 encoding and streaming solutions for tactical military applications and offers the most diverse and flexible suite of appliances available today. Optibase solutions easily handle any form factor, any density, and any bit rate optimization for any scenario. With their rich functionality and proven record of thousands of deployed channels, Optibase IPTV solutions are the most deployed H.264 enterprise IPTV systems in the US Army, Special Forces and National Guard for a wide and diverse range of applications.

Eli Garten, Optibase VP Enterprise Solutions, will speak about Mission Critical Video Streaming at the NAB Military & Government Summit, IP Video Workshop. Mr. Garten will address the challenges of H.264 streaming in mission critical applications, present relevant solutions, review trends in IPTV system deployments, and offer insights for enhancing IPTV services in the military and government arenas.

His presentation will take place on Tuesday, April 13 from 3:00-3:30pm PT, Room S219.

Visit us at NAB Booth SL3329

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world's leading broadcast service providers.  With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications.  Optibase has recently started operating in the fixed-income real-estate sector.  On March 16, 2010, Optibase announced that it has entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") pursuant to which Optibase will sell its video business to Vitec. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, , general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.